Exhibit 3

FOR IMMEDIATE RELEASE	17 September 2015

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Mr Ruigang Li, a Non-executive Director of the Company, completed the purchase of 4,000 WPP plc ordinary shares on 16 September 2015 at an average price of £13.51 per share. Mr Li’s holding is now 4,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

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